Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption ‘‘Experts’’ in the Registration Statement (Form S-3) and related Prospectus of Urstadt Biddle Properties Inc. for the registration of up to $300,000,000 of debt securities, preferred stock, depositary shares, common stock, or Class A common stock and to the incorporation by reference therein of our report dated January 12, 2006, with respect to the consolidated balance sheet of Urstadt Biddle Properties Inc. at October 31, 2005 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the two years in the period ended October 31, 2005, included in its Annual Report (Form 10-K) for the fiscal year ended October 31, 2006, filed with the Securities and Exchange Commission.

New York, New York	/s/ Ernst & Young LLP
April 11, 2007